# SEC Schedule 13D/A (Amendment No. 24) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DSS, INC., CIK 0000771999
CUSIP: 26253C201
Title of class of securities: Common Stock, par value $0.02 per share
Address of issuer's principal executive offices: 275 Wiregrass Pkwy, West Henrietta, New York (NY), 14586
Date of event which requires filing of this statement: 09/03/2026
Filed by CIK 0001261725
Persons authorized to receive notices and communications: Heng Fai Ambrose Chan, 9 Temasek Boulevard #16-04,, Suntec Tower, Singapore, Singapore (U0), 038989, 011 65 6333 9181

## Reporting persons
- Heng Fai Ambrose Chan (CIK 0001261725): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 26,311,715; shared voting power 0; sole dispositive power 26,311,715; shared dispositive power 0; aggregate amount beneficially owned 26,311,715 (86.3% of the class)
  Comment: (1) The beneficial ownership of Heng Fai Ambrose Chan includes 26,311,715 shares of the Issuer's common stock, consisting of (a) 1,002,978 shares of common stock held by Heng Fai Holdings Limited, an entity controlled by Heng Fai Ambrose Chan; (b) 1,031,944 shares of common stock held by Heng Fai Ambrose Chan directly; (c) 311,634 shares of common stock held by Global Biomedical Pte. Ltd., a subsidiary of Alset International Limited; (d) 2,581,268 shares of common stock and a convertible promissory note in the amount of $500,000 held by Alset Inc. and initially convertible into 581,395 shares of the Issuer's common stock; and (e) 1,068,309 shares of common stock, a convertible promissory note in the amount of $2,450,000 initially convertible into 3,310,811 shares at a conversion price of $0.74 per share, and common stock purchase warrants to purchase up to 16,554,055 shares held by Alset International Limited, a subsidiary of Alset Inc. (2) Based on 10,042,518 shares of the common stock of the Issuer outstanding as of September 8, 2026.
- Alset Inc. (CIK 0001750106): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 24,407,472; shared voting power 0; sole dispositive power 24,407,472; shared dispositive power 0; aggregate amount beneficially owned 24,407,472 (80% of the class)
  Comment: (1) Includes 2,581,268 shares of common stock and a convertible promissory note in the amount of $500,000 held by Alset Inc. and initially convertible into 581,395 shares of the Issuer's common stock; 311,634 shares of common stock held by Global Biomedical Pte. Ltd., a subsidiary of Alset International Limited; and 1,068,309 shares of common stock, a convertible promissory note in the amount of $2,450,000 initially convertible into 3,310,811 shares at a conversion price of $0.74 per share, and common stock purchase warrants to purchase up to 16,554,055 shares held by Alset International Limited, a subsidiary of Alset Inc. (2) Based on 10,042,518 shares of the common stock of the Issuer outstanding as of September 8, 2026.
- Global Biomedical Pte. Ltd. (CIK 0001823066): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 311,634; shared voting power 0; sole dispositive power 311,634; shared dispositive power 0; aggregate amount beneficially owned 311,634 (3.1% of the class)
  Comment: Based on 10,042,518 shares of the common stock of the Issuer outstanding as of September 8, 2026.
- Alset International Limited (CIK 0001660984): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 21,244,809; shared voting power 0; sole dispositive power 21,244,809; shared dispositive power 0; aggregate amount beneficially owned 21,244,809 (71% of the class)
  Comment: (1) includes 1,068,309 shares of common stock, a convertible promissory note in the amount of $2,450,000 initially convertible into 3,310,811 shares at a conversion price of $0.74 per share, and common stock purchase warrants to purchase up to 16,554,055 shares. Based on 10,042,518 shares of the common stock of the Issuer outstanding as of September 8, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.02 per share
Name of issuer: DSS, INC.
Address of issuer's principal executive offices: 275 Wiregrass Pkwy, West Henrietta, New York (NY), 14586

## Item 2. Identity and Background
Name of person filing: Heng Fai Ambrose Chan
Residence or business address: c/o Alset International Limited, 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038987
Present principal occupation or employment: Chairman and Chief Executive Officer, Alset International Limited, 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038987
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 3, 2026 Chan Heng Fai sold 21,852 shares of the Issuer's common stock at a sale price of $0.82 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: On September 3, 2026 Chan Heng Fai sold 21,852 shares of the Issuer's common stock at a sale price of $0.82 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 10,042,518 shares of Common Stock outstanding as of September 8, 2026, as reported by the Issuer to the Reporting Persons. The percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 10,042,518 shares of Common Stock outstanding as of September 8, 2026, as reported by the Issuer to the Reporting Persons. The percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.
Transactions in the class effected during the past sixty days: There were no other transactions effected in the last 60 days by the Reporting Person except for the transactions which are the subject of this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement between Heng Fai Chan, Global Biomedical Pte. Ltd. and Alset Inc., incorporated by reference to Amendment No. 13 to the Schedule 13D filed on September 20, 2021.

## Signatures
- Heng Fai Ambrose Chan: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, an Individual (09/08/2026)
- Alset Inc.: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer, Alset Inc. (09/08/2026)
- Global Biomedical Pte. Ltd.: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Director, Global Biomedical Pte. Ltd. (09/08/2026)
- Alset International Limited: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer, Alset International Limited (09/08/2026)